FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2007

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

The Company would like to report the resignation of Mr. Roy Neuman, Chief Executive Officer of the Company and its wholly owned subsidiary, Crow Electronic Engineering Ltd. (“Orev”), to pursue personal business interests. The resignation is effective as of June 7, 2007 and Mr. Neuman will remain with the Company for a period of three months in order to assure the smooth transition of his responsibilities. The board of directors regretfully accepted Mr. Neuman’s resignation.

Mr. Shmuel Melman, the Company’s founder and former Chief Executive Officer, who currently serves as the Company’s President and director, will resume the role of Chief Executive Officer of the Company and Orev.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2007	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman President